SingTel

06015764

24 July 2006

SEC MAIL PROCESSING
RECEIVED
AUG 4 2006
WASH, D.C. 160 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 17 July 2006 to 21 July 2006.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

Encs

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

dw 8/7

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	21-Jul-2006 17:30:59
Announcement No.	00062

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Group CEO indicates intention to step down
Description	
Attachments:	gceo-sgx.pdf Total size = **14K** (2048K size limit recommended)

Close Window

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT

Group CEO indicates intention to step down

Singapore Telecommunications Limited ("SingTel") wishes to announce that Mr Lee Hsien Yang, Group Chief Executive Officer of SingTel, has informed the SingTel Board of Directors of his intention to step down as Group CEO. Mr Lee, who has been with the SingTel group for more than 12 years, joined SingTel in April 1994 and has served as its CEO since May 1995. Mr Lee has indicated to the Board that he is fully committed to continuing as Group CEO for as long as is necessary to facilitate a successful search by the Board for the right successor.

Mr Lee said, "It has been my great privilege to have been closely involved in the transformation and growth of SingTel. Today, SingTel is operationally and financially a very strong Company with an excellent bench of management and staff. I believe that the time is right for me to convey to the SingTel Board my intention to relinquish my position as Group CEO, and for a search for a successor to be initiated. I have spent 12 wonderful years at SingTel."

Mr Chumpol NaLamlieng, Chairman of SingTel, said "Hsien Yang has been an outstanding CEO with exceptional leadership and vision. He has successfully led the company's transformation from a former sole service provider in Singapore into a very highly regarded telecoms operator with an unrivalled footprint in the region. His track record at SingTel speaks for itself. It is with deep regret that the Board acknowledges his intention to step down."

The Corporate Governance and Nominations Committee has been mandated to commence a formal and rigorous internal and external global search process to identify the best possible candidate for the position. SingTel will make appropriate announcements in due course.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 21 July 2006

Lorinda Leung

From: Lim Li Ching
Sent: Friday, July 21, 2006 5:31 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, July 21, 2006 5:30:59 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00062
Submission Date & Time :: 21-Jul-2006 17:30:21
Broadcast Date & Time :: 21-Jul-2006 17:30:59
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE:	24/07/2006
TIME:	08:30:04
TO:	SINGAPORE TELECOMMUNICATIONS LIMITED.
FAX NO:	0019-65-6738-3769
FROM:	AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office
SUBJECT:	CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Group CEO indicates intention to step down

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Monday, July 24, 2006 6:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 354390.pdf

354390.pdf (14 KB)

ASX confirms the release to the market of Doc ID: 354390 as follows:
Release Time: 24-Jul-2006 08:29:58
ASX Code: SGT
File Name: 354390.pdf
Your Announcement Title: Group CEO indicates intention to step down

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	21-Jul-2006 17:08:38
Announcement No.	00036

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Date of announcement of SingTel Group's Results for the First Quarter Ended 30 June 2006
Description	
Attachments:	344-sgx.pdf Total size = **11K** (2048K size limit recommended)

Close Window

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
COMPANY REGISTRATION NUMBER: 199201624D

Date of announcement of SingTel Group's results for the first quarter ended 30 June 2006

Singapore Telecommunications Limited will be announcing its results for the first quarter ended 30 June 2006 on 3 August 2006, before the start of trading on the Singapore Exchange and the Australian Stock Exchange.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 21 July 2006

Lorinda Leung

From: Lim Li Ching
Sent: Friday, July 21, 2006 5:09 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, July 21, 2006 5:08:38 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00036
Submission Date & Time :: 21-Jul-2006 17:07:58
Broadcast Date & Time :: 21-Jul-2006 17:08:38
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/07/2006

TIME: 19:12:16

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Date of First Quarter Results

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, July 21, 2006 5:12 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 354389.pdf

354389.pdf (10 KB)

ASX confirms the release to the market of Doc ID: 354389 as follows:
Release Time: 21-Jul-2006 19:12:14
ASX Code: SGT
File Name: 354389.pdf
Your Announcement Title: Date of Announcement of First Quarter Results